# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cineverse Corp., CIK 0001173204
CUSIP: 172406308
Title of class of securities: Class A Common Stock, $0.001 Per Share ("Common Stock")
Address of issuer's principal executive offices: 224 W. 35TH ST., SUITE 500, #947, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001276470

## Reporting persons
- CORSAIR CAPITAL PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,481,318; sole dispositive power 0; shared dispositive power 1,481,318; aggregate amount beneficially owned 1,481,318 (6.8% of the class)
- CORSAIR CAPITAL PARTNERS 100 LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 218,910; sole dispositive power 0; shared dispositive power 218,910; aggregate amount beneficially owned 218,910 (1% of the class)
- CORSAIR CAPITAL INVESTORS LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 62,422; sole dispositive power 0; shared dispositive power 62,422; aggregate amount beneficially owned 62,422 (0.3% of the class)
- CORSAIR CAPITAL MANAGEMENT, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,762,650; sole dispositive power 0; shared dispositive power 1,762,650; aggregate amount beneficially owned 1,762,650 (8.1% of the class)
- Petschek Jay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,762,650; sole dispositive power 0; shared dispositive power 1,762,650; aggregate amount beneficially owned 1,762,650 (8.1% of the class)
- MAJOR STEVEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,762,650; sole dispositive power 0; shared dispositive power 1,762,650; aggregate amount beneficially owned 1,762,650 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Cineverse Corp.
Address of issuer's principal executive offices: 224 W. 35th St., Suite 500 #947, New York, NY 10001 United States

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* Corsair Capital Partners, L.P. ("Corsair Capital")
* Corsair Capital Partners 100, L.P. ("Corsair 100")
* Corsair Capital Investors, Ltd ("Corsair Investors")
* Corsair Capital Management, L.P. ("Corsair Management")
* Jay R. Petschek ("Mr. Petschek") and
* Steven Major ("Mr. Major")

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.
Address of principal business office or, if none, residence:
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 18 East 48th Street, 20th Floor, New York, NY 10017.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.
Citizenship: Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware. Corsair Investors is an exempted company formed under the laws of the Cayman Islands. Each of Mr. Petschek and Mr. Major is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned: Collectively, the Reporting Persons beneficially own 1,762,650 shares of Common Stock, including 500,000 shares of Common Stock underlying currently exercisable convertible notes.

* Corsair Capital individually owns 1,481,318 shares of Common Stock, including 420,000 shares of Common Stock underlying currently exercisable convertible notes.

* Corsair 100 individually owns 218,910 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable convertible notes.

* Corsair Investors individually owns 62,422 shares of Common Stock, including 17,500 shares of Common Stock underlying currently exercisable convertible notes.

* Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair Investors is deemed to beneficially own 1,762,650 shares of Common Stock, including 500,000 shares of Common Stock underlying currently exercisable convertible notes.

* Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 1,762,650 shares of Common Stock, including 500,000 shares of Common Stock underlying currently exercisable convertible notes.

* Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 1,762,650 shares of Common Stock, including 500,000 shares of Common Stock underlying currently exercisable convertible notes.
Percent of class:
Collectively, the Reporting Persons beneficially own 1,762,650 shares of Common Stock, including 500,000 shares of Common Stock underlying currently exercisable convertible notes, representing approximately 8.1% of the Issuer's outstanding Common Stock, based on 21,294,866 shares outstanding as of February 20, 2026. This outstanding share figure reflects the sum of: (i) 19,344,866 shares of Common Stock outstanding as of February 13, 2026, as reported in the Issuer's Quarterly Report on Form 10 Q, filed with the Securities and Exchange Commission on February 17, 2026; (ii) 1,500,000 shares of Common Stock issued by the Issuer on February 17, 2026, pursuant to the Issuer's prospectus supplement dated January 25, 2026, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) (Registration Number 333-273098) on February 17, 2026 (the "Prospectus"); and (iii) 225,000 shares of Common Stock issued on February 17, 2026, pursuant to the Prospectus, in connection with the underwriters' exercise of its option to purchase additional shares, as reported in the Issuer's Current Report on Form 8 K filed with the Securities and Exchange Commission on February 17, 2026.

Corsair Capital's individual ownership of 1,481,318 shares of Common Stock, including 420,000 shares of Common Stock underlying currently exercisable convertible notes, represents 6.8% of all the outstanding shares of Common Stock.

Corsair 100's individual ownership of 218,910 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable convertible notes, represents 1.0% of all the outstanding shares of Common Stock.

Corsair Investors' individual ownership of 62,422 shares of Common Stock, including 17,500 shares of Common Stock underlying currently exercisable convertible notes, represents 0.3% of all the outstanding shares of Common Stock.

Corsair Management's beneficial ownership of 1,762,650 shares of Common Stock, including 500,000 shares of Common Stock underlying currently exercisable convertible notes, represents 8.1% of all the outstanding shares of Common Stock.

The 1,762,650 shares of Common Stock deemed to be beneficially owned by Mr. Petschek, including 500,000 shares of Common Stock underlying currently exercisable convertible notes, represents 8.1% of all the outstanding shares of Common Stock.

The 1,762,650 shares of Common Stock deemed to be beneficially owned by Mr. Major, including 500,000 shares of Common Stock underlying currently exercisable convertible notes, represents 8.1% of all the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 1,481,318 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 218,910 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 62,422 shares of common Stock owned by Corsair Investors.
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 1,481,318 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 218,910 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 62,422 shares of common Stock owned by Corsair Investors.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B

## Signatures
- CORSAIR CAPITAL PARTNERS LP: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., its General Partner (02/20/2026)
- CORSAIR CAPITAL PARTNERS 100 LP: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., its General Partner (02/20/2026)
- CORSAIR CAPITAL INVESTORS LTD: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Management, L.P., Attorney-in-Fact of Corsair Capital Management GP, L.L.C., its General Partner (02/20/2026)
- CORSAIR CAPITAL MANAGEMENT, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Management GP, L.L.C., its General Partner (02/20/2026)
- Petschek Jay: /s/ Jay R. Petschek, Jay R. Petschek (02/20/2026)
- MAJOR STEVEN: /s/ Steven Major, Steven Major (02/20/2026)